March 2, 2007

VIA EDGAR

Mr. Larry Greene
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington DC 20549

Re:	North Track Funds, Inc. (“North Track”)
1933 Act Registration No. 33-12; 1940 Act File No. 811-4401

Response to Staff Telephone Comments on North Track’s Preliminary Proxy Statement filed on Schedule 14A

Dear Mr. Greene:

On behalf of our client, North Track Funds, Inc. (“North Track”), we are transmitting for filing via EDGAR this letter as a response to the staff’s comments, as we understand them, based upon telephone conversations we had with the staff on February 20 and 22, 2007, on the Preliminary Proxy Statement filed by North Track on Schedule 14A (the “Proxy Statement”). All references to “we” mean North Track, and where applicable, each of its series (each a “Fund”, and collectively, the “Funds”).

Set forth below are numbered paragraphs identifying what we believe the staff’s comments to be, each of which is immediately followed by North Track’s response, including any supplemental information requested. Except as explicitly defined otherwise herein, capitalized terms used in this letter have the meanings defined in the Proxy Statement.

Comment 1. With respect to the question and answer document that precedes the Notice of Special Meeting, the staff questioned whether such document was part of the Proxy Statement.

Response. No. The question and answer document is separate from the Proxy Statement and will accompany the definitive Proxy Statement when it is mailed to shareholders of North Track.

Comment 2. On page 2 of the Proxy Statement, the staff questioned whether any other Fund agreements terminated as a direct or indirect result of the deemed change in control of Ziegler Capital Management, LLC (“ZCM”), the replacement of which would require shareholder approval, such as a 12b-1 Plan related agreement.

Mr. Larry Greene
March 2, 2007

Response. None of the Fund agreements that were deemed to terminate as a result of the change in control of ZCM required shareholder approval for continuation or replacement, other than the investment advisory agreements and the sub-advisory agreement described in the Proxy Statement.

Comment 3. The staff suggest that the words “investment management” be inserted between “The” and “services provided under the proposed new investment advisory agreement. . . .” in the first sentence of the third paragraph of page 2 in order to make the disclosure more accurate.

Response. We will make the requested change in the definitive Proxy Statement.

Comment 4. On page 3 concerning the summary of Proposal 3, the staff questioned whether advisory fees charged to the Equity Income Fund would change as a result of the change to the Fund’s investment objective and requested that that disclosure be made regarding the fees that would be charged to the Fund if the change in its investment objective was approved by shareholders.

Response. The advisory fees charged to the Equity Income Fund will not change should the shareholders approve the proposed change in the Fund’s investment objective. A statement to this effect will be included in the definitive Proxy Statement.

Comment 5. Also on page 3 concerning the summary of Proposal 3, the staff requested that the summary explicitly state that the Fund would no longer be an enhanced index fund.

Response. We will make the requested change in the definitive Proxy Statement.

Comment 6. With respect to the second paragraph on page 3, the staff suggested that a statement be included to the effect that there can be no guarantee of future results should shareholders approve a change to the investment objective.

Response. A statement to this effect will be included in the definitive Proxy Statement.

Comment 7. The staff questioned what the requirements were to approve each of the proposals.

Response. As was discussed during the telephone conference, each proposal, in order to pass, must be approved by a majority of the shareholders (as defined by the Investment Company Act of 1940, as amended) eligible to vote on that proposal. Disclosure to this effect is included on page 5 of the Proxy Statement.

Mr. Larry Greene
March 2, 2007

Comment 8. On page 5, the staff questioned how abstentions and broker non-votes would be counted in the event of an adjournment and to disclose the treatment thereof in the Proxy Statement.

Response. Abstentions and broker non-votes are not counted as votes cast on the question of adjournment. A statement to this effect will be included in the definitive Proxy Statement.

Comment 9. The staff asked for confirmation that all of the requirements imposed by Rule 15a-4 were complied with when approving the interim investment advisory and sub-advisory agreements.

Response. The Board of Directors of North Track complied with all of the requirements of Rule 15a-4 when they approved the interim investment advisory and sub-advisory agreements.

Comment 10. The staff asked whether it was accurate to state that each Fund was covered by an investment advisory agreement and a separate administrative services agreement as currently stated in the first sentence of the last paragraph of page 6.

Response. Yes. Each Fund is subject to an investment advisory agreement and a separate administration agreement.

Comment 11. With respect to the last sentence of the last paragraph on page 6, the staff noted that in approving the new investment advisory and administration agreements, the Board considered the fact that the total advisory and administrative services fees to be paid by each Fund under the proposed new investment advisory agreement and new administration agreement are the same as the fees that each Fund presently pays for those services. The staff asked whether use of the word “total” indicated that the individual advisory fees and administrative fees paid by each Fund changed.

Response. No. The advisory fees and administrative fees, individually and in the aggregate have not changed. We will clarify this point in the definitive Proxy Statement.

Comment 12. The staff noted that Item 22(c)(11) of Schedule 14A requires a discussion in reasonable detail of the material factors and the conclusions with respect thereto that form the basis for the recommendation of the Board of Directors that the shareholders approve an investment advisory agreement, which discussion was not contained in the Proxy Statement. The staff also noted that the Proxy Statement did not contain a discussion of the Board’s analysis under Section 15(c) of the Investment Company Act of 1940, as amended, that formed the basis for its approval of the new investment advisory agreements. The staff asked for an explanation as to why it is not necessary for North Track to include this information in the Proxy Statement.

Response. North Track’s Board of Directors undertook its routine Section 15(c) analysis in connection with its annual approval of the investment advisory and subadvisory agreements at its regular quarterly meeting held September 28, 2006. The present necessity to approve new advisory and subadvisory agreements arose as a result of a technical change in control of ZCM’s ultimate parent company. Under the new agreements, the advisory and subadvisory fees, expense structure, advisory services and managerial personnel will not change. Accordingly, the Board relied on the Section 15(c) analysis undertaken at its September 28, 2006, meeting to conclude that the fees and expenses provided under the new agreements were fair and reasonable in the context of the scope and quality of services provided thereunder. The discussion of the information reviewed, factors considered and conclusions reached by the Board at its September 28, 2006 meeting were set forth in North Track’s Annual Report to Shareholders for its fiscal year ended October 31, 2006, which is included as Appendix C attached to the Proxy Statement. Consistent with its past practice, North Track’s Board of Directors will again evaluate the reasonableness and fairness of the advisory and subadvisory agreements at its quarterly meeting to be held in September 2007, and annually thereafter.

Mr. Larry Greene
March 2, 2007

Comment 13. The staff asked whether ZCM can seek recoupment of the fees it waived that are shown in the table on page 9.

Response. No. Pursuant to an agreement dated January 10, 2007 between ZCM and North Track (which is filed with the SEC as Exhibit (H)(22) to Post-Effective Amendment No. 79 to North Track’s Registration Statement on Form N-1A on February 12, 2007), ZCM may not seek recoupment of waived fees.

Comment 14. The staff noted that in the first paragraph on page 12 under the heading “Recommendation of the Board,” the Proxy Statement states that “In reaching its decision to recommend that the shareholders of each of the Funds approve the new investment advisory agreement, the Board considered many factors, which are discussed above.” The staff asked where the “many factors” could be located in the Proxy Statement.

Response. These factors are discussed on page 6 and 7 of the Proxy Statement under the heading “Background to Proposals—Board Approval of New Investment Advisory Agreement and Sub-Advisory Agreement”. We will revise the disclosure on page 12 in the definitive Proxy Statement to make it clear that the factors considered by the Board are located under the heading “Background to Proposals—Board Approval of New Investment Advisory Agreement and Sub-Advisory Agreement”.

Comment 15. With respect to the discussion of the changes to the investment objective of the Equity Income Fund, the staff questioned whether the Fund’s portfolio will be rebalanced as a result of the change to its investment objective and, if so, to briefly state that fact and to briefly describe rebalancing process.

Response. If the change in the Fund’s investment objective is approved by shareholders, the Fund’s portfolio will be rebalanced so that the 100 stocks currently included in the Fund’s portfolio is reduced to about 50 holdings that will be maintained in accordance with the Fund's new objective and strategy.  A statement to this effect, when the rebalancing will occur, and potential tax consequences to the shareholders of the rebalancing, will be included in the definitive Proxy Statement.

Comment 16. The staff noted that the last sentence of the second to last paragraph on page 15 states “The final step is to select the top dividend yielding stocks by sector in an amount proportional to each sector’s market capitalization weighting, thus creating an equally weighted portfolio of stocks.”  The staff asked for further explanation as to what “an equally weighted portfolio of stocks” means.

Mr. Larry Greene
March 2, 2007

Response.“An equally weighted portfolio of stocks” means that the names within the portfolio are equally weighted. Therefore, if the portfolio holds 50 stocks that are "equally-weighted", each of the 50 stocks would represent a 2.00% individual allocation of the Fund's total assets. This weight is allowed to deviate between “rebalances,” depending on a securities relative appreciation/depreciation, until the next rebalance, where it is brought back into line to its representative "equal-weight" (2.00%). The definitive Proxy Statement will be revised to make this clear.

Comment 17. With respect to the use of the Ziegler Value Equity Income Style Composite (the “Composite”) performance information on pages 16 and 17, the staff stated that under its previously-issued guidance on related third party performance, the Composite must use all separately-managed accounts that have substantially similar objectives, policies and strategies and the disclosure in the Proxy Statement should be revised to this effect.

In addition, the staff stated that the disclosure in the Proxy Statement should be expanded to state that the Composite performance information represents the historical performance for the separately-managed accounts that comprise the Composite, and that such performance information is not the historical performance of the Equity Income Fund and is not indicative of the Fund’s future performance.

The staff further stated that the performance table on page 17 should include a prominent heading that states that the performance information is not the performance information for the Fund, asked whether the performance information was calculated using the standard SEC method, the Performance Presentation Standards established by the Association for Investment Management and Research (“AIMR”), or some other method, and stated that North Track needed to disclose how the performance information in the table was calculated.

Also, the staff noted that if the Composite performance is net of all actual fees, then the disclosure in the Proxy Statement needs to be modified to state that the Composite performance is net of all actual fees and expenses incurred by the separately-managed accounts, including sales load. In addition, the staff stated that if the separately-managed account’s expense structure is lower that the Fund’s, then the disclosure should be made to that effect, noting that the use of the Fund’s expense structure would have lowered the Composite’s performance results.

Finally, the staff noted that the disclosure needed to be expanded regarding the differences in restrictions applicable to the Funds and accounts comprising the Composite, stating that the accounts comprising the Composite are not subject to the investment limitations, diversification requirements and other restrictions imposed by the Investment Company Act of 1940, as amended, and the Internal Revenue Code, which if applicable, may have adversely affected the performance results of the Composite.

Response. We will address all of these issues and make the necessary changes to comply with the SEC staff's guidance on this matter in the definitive Proxy Statement.

Mr. Larry Greene
March 2, 2007

North Track acknowledges and agrees as follows: that North Track is responsible for the adequacy and accuracy of the disclosures made in the Proxy Statement; that the SEC staff comments or North Track’s responses to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and that North Track may not assert SEC staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Unless the staff has further comments on the Proxy Statement, North Track intends on filing its definitive Proxy Statement on Monday, March 12, 2007, which will incorporate all of the changes described in this letter. If you have any questions regarding this letter or further comments on the Proxy Statement, please contact me at (414) 277-5629 or aketter@quarles.com or Fred Lautz of this office at (414) 277-5309 or fgl@quarles.com. Thank you in advance for your prompt attention to this matter.

Very truly yours,

QUARLES & BRADY LLP

/s/ Andrew D. Ketter
Andrew D. Ketter